UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           Southwest Community Bancorp
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    84479U109
                                 (CUSIP Number)


                                 April 20, 2004
             (Date of Event Which Requires Filing of This Statement)



 Check the appropriate box to designate the rule to which this Schedule is filed:

                               [   ] Rule 13d-1(b)

                               [ x ] Rule 13d-1(c)

                               [   ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G



CUSIP No.      84479U109


(1) Names of reporting persons.
    I.R.S. Identification Nos. of above persons (entities only)
    Frank J. Mercardante

(2) Check the appropriate box if a member of a group (see instructions)
    (a) [ ]
    (b) [ ]

(3) SEC use only


(4) Citizenship or place of organization
    U.S.A.



Number of shares
beneficially owned by
each reporting person
with:                  (5)  Sole voting power               137,613
                       (6)  Shared voting power              28,215
                       (7) Sole dispositive power           141,543
                       (8) Shared dispositive power             -0-


(9) Aggregate amount beneficially owned by each reporting person
    165,828

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

(11) Percent of class represented by amount in Row 9
     5.4%

(12) Type of reporting person (see instructions) IN

Item 1.

(a) Name of Issuer: Southwest Community Bancorp
(b) Address of Issuer's Principal Executive Offices:
                  5810 El Camino Real
                  Carlsbad, California 92008
Item 2.

(a) Name of Person Filing: Frank J. Mercardante
(b) Address of Principal Business Office or, if none, Residence:
                  5810 El Camino Real
                  Carlsbad, California 92008
(c) Citizenship:  U.S.A.
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: 84479U109

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act.
(b) [ ] Bank as defined in Section 3(a)(6) of the Act.
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)      Amount beneficially owned:                                 165,828
(b)      Percent of class                                               5.4%
(c)      Number of shares as to which such person has:
          (i) Sole power to vote or to direct the vote:              137,613
         (ii) Shared power to vote or to direct the vote:             28,215
        (iii) Sole power to dispose or to direct the disposition of: 141,543
         (iv) Shared power to dispose or to direct the disposition of:   -0-

Item 5.           Ownership of 5 Percent or Less of a Class:
                  Not Applicable

Item 6.           Ownership of More than 5 Percent on Behalf of Another Person:
                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
                  Not Applicable

Item 8.           Identification and Classification of Members of the Group:
                  Not Applicable

Item 9.           Notice of Dissolution of Group:
                  Not Applicable

Item 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2004

/s/   Frank J. Mercardante
-----------------------------------
Frank J. Mercardante
President & Chief Executive Officer